Exhibit 99.1

Bona Film Group to Announce Fourth Quarter and Full Year 2013 Results

on February 27, 2014

- Company to Host Conference Call at 8:00 p.m. ET -

BEIJING, February 13, 2014 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that the Company will report its unaudited financial results for the fourth quarter and full year ended December 31, 2013, on Thursday, February 27, 2014 after market close.

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, February 27, 2014 (9:00 a.m. Beijing/Hong Kong Time on Friday, February 28, 2014). On the call, management will discuss the results and highlights of the quarter and full year, as well as answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-903-737

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 50072564.

A live and archived webcast of the earnings conference call will be available on the IR Calendar page of the Bona investor relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates 22 movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Kathy Price
Email: ir@bonafilm.cn	Tel: +1 (212) 481-2050
Email: bona@tpg-ir.com